Filed by Thimble Point Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Thimble Point Acquisition Corp.

Commission File No. 001-39969

Date: June 22, 2021

The following communications were made available by Pear Therapeutics, Inc. on LinkedIn on June 22, 2021:

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication relates to a proposed transaction between Pear Therapeutics, Inc. (“Pear”) and Thimble Point Acquisition Corp. (“THMA”) and does not constitute an offer to sell or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This communication may be deemed to be solicitation material in respect of the proposed transactions contemplated by the Business Combination Agreement. In connection with such proposed transactions, THMA intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will include a proxy statement of THMA and a prospectus of THMA. STOCKHOLDERS OF THMA AND PEAR ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THMA’S PROXY STATEMENT AND PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUCH PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and THMA stockholders will receive information at an appropriate time on how to obtain transaction-related documents free of charge from THMA. Such documents are not currently available.

PARTICIPANTS IN SOLICITATION

THMA and Pear and their respective directors and officers may be deemed to be participants in the solicitation of proxies from THMA’s stockholders in respect of the proposed transactions. Information about THMA’s directors and executive officers and their ownership of THMA’s securities is set forth in THMA’s filings with the SEC, including THMA’s Registration Statement on Form S-1, which was declared effective by the SEC on February 1, 2021. To the extent that holdings of THMA’s securities have changed since the amounts printed in THMA’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

Certain statements, estimates, targets and projections in this communication may be considered forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between THMA and Pear. Forward looking statements generally relate to future events or involving, or future performance of, THMA or Pear. For example, projections of future EBITDA, statements regarding anticipated growth in the industry in which Pear operates and anticipated growth in demand for Pear’s products, projections of Pear’s future financial results and other metrics, the satisfaction of closing conditions to the proposed transaction between THMA and Pear (the “proposed transaction”) and the timing of the completion of the proposed transaction are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by THMA and its management, and Pear and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the proposed transaction, including the contemporaneous private placement of equity securities (the “PIPE investment”), may not be completed in a timely manner or at all, which may adversely affect the price of THMA’s securities; (ii) the risk that the proposed transaction may not be completed by THMA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by THMA; (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (iv) the amount of the costs, fees, expenses and other charges related to the proposed transaction and PIPE investment; (v) the outcome of any legal proceedings that may be instituted against THMA, Pear, the combined company or others following the announcement of the Business Combination Agreement relating to the proposed transaction, the ancillary agreements contemplated thereby and the transactions contemplated thereby; (vi) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of THMA or Pear to obtain financing to complete the proposed transaction or to satisfy other conditions to closing; (vii) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed transaction; (viii) the ability to meet stock exchange listing standards following the consummation of the proposed transaction; (ix) the risk that the proposed transaction disrupts current plans and operations of Pear or diverts management’s attention from Pear’s ongoing business operations and potential difficulties in Pear employee retention as a result of the announcement and consummation of the proposed transaction; (x) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) costs related to the proposed transaction; (xii) changes in applicable laws or regulations; (xiii) the possibility that Pear or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (xiv) Pear’s estimates of expenses and profitability; (xv) the evolution of the markets in which Pear competes; (xvi) the ability of Pear to implement its strategic initiatives and continue to innovate its existing products; (xvii) the ability of Pear to defend its intellectual property and satisfy regulatory requirements; (xviii) the ability of THMA to issue equity or equity-linked securities in connection with the proposed transaction or in the future; (xix) the impact of the COVID-19 pandemic on Pear’s business; and (xx) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in THMA’s final prospectus dated February 1, 2021 relating to its initial public offering and other risks and uncertainties indicated from time to time in the definitive proxy statement to be delivered to THMA’s stockholders and related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by THMA. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and THMA and Pear assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither THMA nor Pear gives any assurance that either THMA or Pear will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by THMA or Pear or any other person that the events or circumstances described in such statement are material.